SEC

17008738

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR - 1 2017

Washington DC 414

SEC FILE NUMBER
8-69536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Octagon Capital Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Essex Street Suite 204/205
(No. and Street)

Millburn	**NJ**	**07041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Levy **212-894-0275**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co. LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway Suite 290	**Livingston**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Levy, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Octagon Capital Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Subscribed and sworn to before me this 27th day of Feb 2017

Notary Public

EDWARD H BROOKS
Notary Public
State of New Jersey
My Commission Expires Oct 22, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] ` Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Octagon Capital Group LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

CONTENTS

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octagon Capital Group, LLC
Millburn, New Jersey

We have audited the accompanying statement of financial condition of Octagon Capital Group, LLC, Inc. as of December 31, 2016. This financial statement is the responsibility of Octagon Capital Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Octagon Capital Group, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 21, 2017

OCTAGON CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$428,123
Other assets	157,569
Fixed assets, net of accumulated depreciation of $745	17,240
Total Assets	$602,932

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$162,732
Member's equity	440,200
Total Liabilities and Member's Equity	$602,932

The accompanying notes are an integral part of the statement of financial condition.

OCTAGON CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Octagon Capital Group LLC (the "Company"), was organized on January 8, 2014 in the state of Delaware as a limited liability company. The Company began its operations as a broker-dealer on June 15, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless sooner terminated in accordance with the provisions of its operating agreement. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

During the period ended December 31, 2016, the Company provided financial advisory services to its clients in connection with proposed business acquisitions, including securing financing, financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable, and collectability is reasonably assured.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

JA

OCTAGON CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company, and by default is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of Delaware State Law. Under those provisions, the Company does not pay federal or state income taxes. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the individual member, who is liable for any federal and state income taxes.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC 740, *Income Taxes*. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of December 31, 2016, no unrecognized tax benefits were required to be recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date on which these financial statements are being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements to 2/21/2017.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $265,371, which exceeded required net capital by $254,522, and a total aggregate indebtedness of $162,732. The Company's aggregate indebtedness to net capital ratio was 61.32 to 1 at December 31, 2016.

AM

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a sublease agreement dated June 15, 2015 with a related party, Levy Capital LLC which is a separate entity, under which it is charged for office rent. At December 31, 2016, the Company owed $-0- to this entity. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous. As of 1/1/17 this sublease was terminated with the related party and the Company entered into a new lease agreement with a non-related party. The scheduled below reflects the lease commitments for the future under the terms of the new lease.

Year Ending December 31:	Amount
2017	$48,000
2018	48,000
2019	48,000
2020	16,000
Total	$160,000

NOTE 5 – CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company maintains checking and money market accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Jm